Exhibit 99.7
July 19, 2007 CNBC Media Interview on the Financial Performance of Wipro Limited for the Quarter ended June 30, 2007
Interviewee:
Suresh Senapaty Executive Vice President, Finance & CFO
Girish Paranjpe President –Financial Solutions SBU
Dr. A.L.Rao President – Product Engineering Services SBU
Sudip Banerjee President — Enterprise Solutions SBU
Suresh Vaswani President — Wipro Infotech and Global Practices
T K Kurien, President Wipro BPO SBU
Correspondent
Suresh Senapaty if I could start with you. Take us through this quarter and what kind of pressure you had to work with on the operating margins and how you came out of it finally?
Suresh Senapaty
I think overall the quarter was good despite the head winds that we had to face in terms of the foreign exchange impact you have seen with others and also with us. We recorded good growth at $726 million ahead of our guidance of $711 million. We were able to capitalize on the kind of environment and mitigate the Forex challenge. The growth has come from financial services, BPO, technology, media services sectors doing pretty well, and also in the telecom service provider space. Similarly, in practices, testing grew and enterprise application services grew well. We had some large wins.
And so far as the operating margins is concerned I think rupee has appreciated by about 9% in a short period of 45 days. Mind you there is nothing that happened in the Indian economy and the US economy for the rupee to appreciate this much. There is a conscious approach by everybody — the regulatory authorities and the Ministry of Finance the management of foreign exchange with 9% appreciation in 45 days is not quite understandable at all. Any kind of a strategy you have with respect to hedging, any kind of a strategy you have to foreign exchange management in any company, is just impossible to deal with.
So at this point in time, we got an impact of about 3.4% in our margins and yet we were able to restrict the damage to the extent of 2.4%, from 24 it was 21.6, and we were able to pull many other levers particularly with respect to the operating efficiencies such as utilization, we improved by about 4 percentage points, and that gave us a 1.5% uptake. However, we did not do away with investments in sales and marketing. We continue to grow, we continue to increase about 30 plus head count in sales and marketing because we think we are here for a longer term and we continue to do some of those investments. Some of the operating efficiencies of course we dealt with as a result we were able to bring down the damage to 21.6.
Correspondent
What about your guidance for next quarter on global IT Suresh, $777 million, what are you factoring there in terms of volume growth, growth from both IT services and BPO?
Suresh Senapaty
It is a lucky number right, 777, which amounts to 7% sequential growth. Q2 is generally very good for us and has more number of working days. With budget allocation happening we try to pick up wins and capitalize on it. Most of the growth that we are expecting in Q2 will be volume driven. Yes, we have been able to get some success in price realization, price increases... We are in discussions with more customers on this front. Some of them are very sympathetic to give price increase appreciating the value that company like Wipro offers in various services. So some of that mix gives us a little bit of confidence that the Q2 will not able as harsh as the Q1 exchange damage that we saw and hence we would expect the Q2 to be a good quarter where the growth is coming again in businesses like financial services, telecom service providers, retail and energy utilities and also technology and media services.

Similarly the practices and BPO is doing pretty well, we are able to retain the operating margin damage despite rupee appreciation BPO got affected by only 1.8%, and we think these are the margins which will be sustainable and we will look at more and more levers to be pulled so that we will have a positive bias vis-à-vis the margins that we see going forward.
Correspondent
Sudip, good morning, will you able to talk a little bit about this order you have got how large it is, and over what period it will be spread over?
Sudip Banerjee
We got this order from a utility company in the US, it is a $130 million order, and it will be executed over 5 year time frame. It is for application development and infrastructure management. Execution will be rolled out in Q2 and hence benefits too will come in Q2. Reason for our guidance in Q2 is this large win plus several other wins which we have of substantial nature in the enterprise business. We had a very good quarter. We had strong growth in manufacturing vertical, growth in the technology and media services vertical. Retail had an exceptional quarter. So we think that overall we will able to position ourselves in line for a strong Q2 as we go forward.
Correspondent
Suresh, Why are you factoring in on the rupee dollar equation or the ratio for the rest of this financial year now and the point you made about price increases, what is quantum really that you are being able to strike both for existing clients and for the new ones?
Suresh Senapaty
On the exchange front as of 30th June we have about $400 million of cover for future over and above what has been appropriated against the balance sheet outstanding that we have. So we think the damage for Q2 will be lower than that we saw in Q1, and at the end of the day we are looking at India being an international player. More and more companies want to be global, and therefore we have to be competitive globally. The capacities which earlier were getting built only for the domestic market are now getting built on the larger global scale and hence most of the sectors, not only IT or BPO or textile, every places we should talk about having to be competitive on a global basis and therefore the currency movement has to be much more favorable to be able to deal with that situation because India will continue to depend on the import and the only way on a longer term basis to deal with the situation to have a strong export.
So for Q2 because of the hedges we think the damage we will recover part of it from an exchange perspective. Some of the initiatives we have taken in terms of pricing, utilization, and other productivity improvement, including our innovation programs, we are accelerating that process and hence we would expect some amount of further recovery in Q2. As far as price realization is concerned we have done pretty well in increasing our fixed price projects and that will give much more value added benefit to the customer and should be able to help us get better realization and also some of the mix change in terms of value added services will help us get better realization from the customers. So this will take about few quarters for us to be able to recover and get back to a position where we were let us as of Q4.
Correspondent
Girish, good morning. In BFSI segment are you are able to convince your customers to be a little more lenient with pricing now that currency is moving against you?
Girish Paranjpe
Yeah I think most of the discussion that we have had clients have been very open discussion and the clients have been receptive, and I think the advantage that we have to look at is not merely in the short term of what happens this quarter but also what clients agree to which may be implemented a quarter down the line or two quarters down the line, because many of them have January 1 as a their new calendar year and the new price setting year. So it may be that they will do something for us in the immediate term but we will promise much more for us in two quarters from now. But the fact that we have that level of maturity with our clients that they feel the pain that we are suffering and are willing to come forward to agree to help us mitigate that pain, itself is a great thing. It just shows the depth of the relationship that we have with clients. We have also done things from our side to improve the margins, whether it is improving productivity, increasing number of billable days, whatever we can to boost productivity and improve our realization. So I think those have been good things. We are also looking at ways to do work in geographies which are not tied to the dollar, so we have opened up new accounts in Canada, we opened up in new accounts in Ireland which to some extent provide hedge to the challenge that we have with the single currency. So I think all those things give us confidence that we will be able to mitigate the impact to foreign exchange going forward.
Correspondent
Mr. Rao, good morning. Can you just talk a little bit about the consumer care side of the business as well and what you expect Unza to add to the consumer care business from here on?
A.L Rao
We have made this deal basically to increase our presence in the Asia PAC. Unza has got a good presence in countries like Singapore, Malaysia. So the object of the deal really is to basically increase our share in the India and Asia PAC markets, and also increase our strong presence there.
Correspondent
Kurien take us through the experience of BPO in this quarter, what you saw in terms of volumes and pricing, and has the rupee appreciation scared you more than the IT services front?
TK Kurien
Well it is kind of interesting quarter for us. We have had an impact of roughly about 9% on Forex but we have been able to contain the operating margin decline by about a percent. I think it is a credible achievement. The reason for this is our service mix has changed significantly. We are up to 37% in terms of incubated services. Two years ago, sitting at the same spot we were probably running at less than 5%. Second big thing has been the fact that our attrition is down significantly. Our seat utilization has gone up and also pricing. Going forward we see the operating margin remaining in a fairly narrow band, around current numbers, and I think net-net at the end of the day it has been a very, very positive quarter for us.
Correspondent
Suresh Senapaty, you are factoring in for wage hikes in the second quarter and how that might impact margins in Q2?
Suresh Senapaty
Yes, we are advancing the compensation increase of our offshore employees effective August 1. It will impact about 140-150 basis points, but we are working like I said on the varieties of other levers to be able to say that we will mitigate and try to have a positive tone to the operating margin for Q2.
Correspondent
Suresh Vaswani, quick check on the Wipro Infotech front for this quarter.
Suresh Vaswani
Wipro Infotech had a superb performance this quarter. We grew from a revenue perspective by 64% YoY. We grew from profit perspective by 61%. This is the fifth quarter in a row where we have lead industry growth rates in India. So we are actually growing consistently twice that of market growth. So this really gives a validation of the strong IT solution proposition that we get to the domestic customers.

Correspondent
Wish you all the best for the next quarter.